March 27, 2024

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Alexandra Barone

Re:	mF International Limited
Registration Statement on Form F-1, as amended Initially Filed on August 22, 2023
File No. 333-274158

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Joseph Stone Capital, LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriter has distributed as many copies of the Preliminary Prospectus, dated March 26, 2024, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Joseph Stone Capital, LLC

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	CEO